Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

January 3, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc.
Soliciting Material filed pursuant to Rule 14a-12
by Seneca Capital International Master Fund, L.P. et al.
Filed December 20, 2010
File No. 1-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2010 with respect to the above-referenced Soliciting Material (“Soliciting Material”), filed with the Commission on December 20, 2010.

For your convenience, we have hand delivered to the Staff five copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission January 3, 2011 Page 2

Soliciting Material

1.	Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide reasonable, factual support for or refrain from making the following statements:

•	“In what Seneca Capital believes was reckless disregard for their duties…. Dynegy’s board abandoned its pretense of an ‘open alternatives process’ in a desperate stratagem to lock-up support….”

•

“Dynegy’s continued mission to impose a transaction upon shareholders at any price—and at any cost—is a brazen attempt to disenfranchise shareholders and to seize management’s $38 million change of control severance.”

•	“After shareholders… rejected the Company’s transparent, scorched-earth campaign… Dynegy’s leadership’s frantic attempts to sell the Company have degenerated into a carnival barker-like spectacle.”

•

“Seneca Capital believes the Board’s derelict abandonment of this “careful review” is a setback to the principles of corporate governance and undermines the Board’s ability to maximize shareholder value.”

•	“…the Board enticed Dynegy’s largest shareholder with a virtual giveaway of the Company…”

•

“In a panic, sparing no tactic to secure a change-of-control and thereby trigger lucrative severance arrangements, Dynegy short-circuited the customary buyer diligence process by providing post-signing diligence…”

•	“The Board’s willingness to squander shareholder funds and trample corporate democracy in desperate pursuit of protecting management has again reared its ugly head.”

•

“The Board continues to enforce a highly-restrictive shareholder rights plan that prevents large shareholders from acquiring even non-voting instruments at prices well in excess of the level at which the Board has now agreed to sell the Company three times.”

Response: We acknowledge the Staff’s comment. In future filings, we will disclose the factual foundation for future assertions such as the Staff cited in the examples above.

Securities and Exchange Commission January 3, 2011 Page 3

2.	We note that you describe Dynegy’s valuation as “$6-$7 today, rising to $16-$18 per share in a recovery.” Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how this statement complies with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statement.

Response: We acknowledge the Staff’s comment. Seneca Capital believes that Dynegy’s value would be $16-18 per share in a recovery scenario. As Seneca Capital has described on page 17 in its DFAN14A filing of November 5, 2010, the following are the component parts of such a scenario: (a) a recovery in electricity prices to an equilibrium price that reflects $1000/kw new-build cost for combined cycle natural gas-fired power plants; (b) a $0.25/mmbtu lower than expected cost of delivered coal to Dynegy achieved by obtaining improvements in transportation and supply arrangements; (c) an incremental $50 million of annual overhead savings; (d) a sale of $500 million of assets with the proceeds of such sale applied to repurchase debt at the discount implied by market prices on November 5, 2010; and (e) in the case of the high end of the range, a recovery in natural gas prices of up to $1/mmbtu. Based on Seneca Capital’s knowledge, experience and detailed work investing in power generation companies for more than 10 years, Seneca Capital believes that the occurrence of all of the foregoing constitute a reasonable, potential valuation scenario that could develop within the next several years for Dynegy and that the likelihood of this scenario would be enhanced with stockholder adoption of the proposals in Seneca Capital’s consent solicitation. Seneca Capital believes that each one of the foregoing (a) through (e) would provide value up-lift to Dynegy above Seneca Capital’s $6-7 per share base case valuation, which when aggregated would put Dynegy valuation in a $16-$18 per share range.

Accordingly, we do not believe the cited range of share prices we provided in our statement of belief to be false or misleading.

In addition, in the future Seneca Capital will include the following disclosure in its soliciting materials that discuss valuation in a recovery scenario:

“FORWARD-LOOKING STATEMENTS; FORECASTS

This material contains certain statements, including Seneca Capital’s beliefs as to valuation, which are “forward looking” in nature and stockholders should be aware that any such forward-looking statements are only predictions and based on certain assumptions, subject to risks and uncertainties that exist in the business environment that could render actual outcomes and results materially different than predicted. Without limiting the generality of the foregoing, Seneca Capital’s beliefs as to valuation in a recovery scenario, are based on a variety of assumptions as to the future that Seneca Capital believes constitute a reasonable, potential valuation scenario that could develop within the next several years for Dynegy but which are nonetheless subject to risks and uncertainties that exist in the business environment that could render actual outcomes and results materially different than predicted.”

Securities and Exchange Commission January 3, 2011 Page 4

Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By:	/s/ Douglas A. Hirsch
Authorized Person

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
adel.aslanifar@lw.com